SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

PharmAthene, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

71714G102
(CUSIP Number)

July 20, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71714G102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATIONY64202107Y64202107 Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.60% (see Item 4)*
12	TYPE OF REPORTING PERSON (see instructions) PN

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 71714G102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.60% (see Item 4)*
12	TYPE OF REPORTING PERSON** IN

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 71714G102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,245 shares of Common Stock Warrants to purchase 205,128 shares of Common Stock (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.60% (see Item 4)*
12	TYPE OF REPORTING PERSON** IN

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 71714G102	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER.

PharmAthene, Inc., a Delaware corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

One Park Place, Suite 450 Annapolis, MD 21401

Item 2 (a).	NAME OF PERSON FILING.

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with  respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

      Investment Manager

(i)
Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

     Reporting Individuals

(ii)	Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by the Empery Funds.

(iii)	Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

 The address of the business office of each of the Reporting Persons is:

 120 Broadway, Suite 1019
 New York, New York 10271

Item 2(c).	CITIZENSHIP.

 Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock, $0.0001 par value (the “Common Stock”)

CUSIP No. 71714G102	13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER.

71714G102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The Company's Prospectus Supplement filed pursuant to Rule 424(b)(4) on July 21, 2010, indicates that the total number of outstanding shares of Common Stock upon completion of the offering made pursuant to such Prospectus Supplement is 31,206,817.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on the Company’s outstanding shares of Common Stock.

Pursuant to the terms of the reported warrants (the “Reported Warrants”), the Reporting Persons cannot exercise any of the Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blocker”).  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 2,685,245 shares of Common Stock held by the Empery Funds.  As of the date hereof, the Empery Funds also hold the Reported Warrants, however, at this time the Reporting Persons are not able to exercise any of the Reported Warrants due to the Blocker.  In addition to the Reported Warrants, the Empery Funds hold additional warrants to purchase 500,000 shares of Common Stock which are not exercisable until October 13, 2010, and warrants to purchase 1,323,214 shares of Common Stock, which are not exercisable until January 23, 2011(the “Additional Warrants”).  Pursuant to the terms of the Additional Warrants, the Reporting Persons cannot exercise any of the Additional Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock.

Therefore as of the date hereof, each of the Reporting Persons may be deemed to beneficially own 8.60% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds.  Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds.  Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

CUSIP No. 71714G102	13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

 By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 30, 2010, by and among Empery Asset Management, LP, Ryan M. Lane and Martin D. Hoe.

CUSIP No. 71714G102	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 30, 2010

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner
/s/ Ryan M. Lane
By: /s/ Ryan M. Lane	RYAN M. LANE
Name: Ryan M. Lane
Title: Managing Member

/s/ Marting D. Hoe
MARTIN D. HOE

CUSIP No. 71714G102	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  July 30, 2010

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner
/s/ Ryan M. Lane
By: /s/ Ryan M. Lane	RYAN M. LANE
Name: Ryan M. Lane
Title: Managing Member

/s/ Martin D. Hoe
MARTIN D. HOE